Exhibit 3.142

State of Delaware

Limited Liability Company

Certificate of Formation

First: The name of the limited liability company is Newco Investments, LLC.

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington. The name of the registered agent at such address is Corporation Service Company.

In Witness Whereof, the undersigned has executed this Certificate of Formation of Newco Investments, LLC as of June 4, 2004.

Newco Holdings, Inc., its Sole Member,

By:	/s/ Michael K. Clawson
Michael K. Clawson, President